# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Satellogic Inc., CIK 0001874315
CUSIP: G7823S101
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 210 Delburg Street, Davidson, North Carolina (NC), 28036
Date of event which requires filing of this statement: 04/10/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001013762-23-001212
Filed by CIK 0001995304

## Reporting persons
- Pitanga Invest Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,521,446; shared voting power 0; sole dispositive power 1,521,446; shared dispositive power 0; aggregate amount beneficially owned 1,521,446 (1.15% of the class)

## Item 1. Issuer
Name of issuer: Satellogic Inc.
Address of issuer's principal executive offices: 210 Delburg Street, Davidson, NC, 28036

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Pitanga Invest Ltd.: /s/ Fernando Reinach, Fernando Reinach - Director (05/11/2026)